As filed with the Securities and Exchange Commission on February 28, 2003.

Registration No. 333-102637

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TULARIK INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3148800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Two Corporate Drive

South San Francisco, CA 94080

(650) 825-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David V. Goeddel

Chief Executive Officer

Tularik Inc.

Two Corporate Drive

South San Francisco, CA 94080

(650) 825-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Suzanne Sawochka Hooper, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Jeffrey D. Karpf, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2003

11,358,238 Shares

TULARIK INC.

Common Stock

The selling stockholder listed on page 18 is offering up to 11,358,238 shares of Tularik Inc. common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “TLRK.” The last reported sale price of our common stock on February 27, 2003 was $3.96 per share.

The selling stockholder may sell the shares described in this prospectus in a number of different ways and at varying prices, including through agents designated from time to time or to or through underwriters or dealers. If any underwriters are involved in the sale of any shares with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.

See “ Risk Factors” beginning on page 4 of this prospectus to read about factors your should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                            , 2003

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock by the selling stockholder in any jurisdiction where it is unlawful to do so. The information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Tularik and the Tularik logo are trademarks of Tularik Inc. This prospectus also refers to trademarks and tradenames of other companies.

About this Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, the selling stockholder may offer from time to time up to 11,358,238 shares of Tularik Inc. common stock as described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling stockholder may offer. We may provide a prospectus supplement that contains specific information about the terms of a specific offering. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.” The SEC also allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. See “Where You Can Find More Information.” References in this prospectus to “our company,” “we,” “our” and “us” refer to Tularik Inc. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Tularik Inc.

We seek to discover and develop a broad range of novel and superior orally available medicines that act through the regulation of gene expression. Building on our scientific strengths, we intend to become a world-class pharmaceutical company. Our broad scientific platform addresses many human diseases that represent attractive potential commercial markets. We have diversified our drug discovery and development efforts not only across a large number of diseases, but also across multiple targets and drug candidates for these diseases.

The following table summarizes key information about our programs:

Programs	Pre-clinical/ Clinical Status	Key Achievements
Cancer

T67	Phase 2/3

Discovered at Tularik, T67 is an anti-cancer drug candidate that binds irreversibly to the same protein targeted by the cancer drugs Taxol and vincristine. We expect to initiate a phase 2/3 clinical trial of T67 for the treatment of hepatocellular carcinoma (HCC), or liver cancer, in the first quarter of 2003.

T607	Phase 2

Discovered at Tularik, T607 is an analog of T67 that may have advantages over T67 in that it has a reduced ability to enter the brain. We commenced a phase 2 clinical trial program of T607 in 2002. T607 is being evaluated in patients with HCC, ovarian cancer, gastric cancer, esophageal cancer and non-Hodgkin’s lymphoma.

Immunology

Immune disorders: T487	Phase 1

Discovered by Tularik in collaboration with ChemoCentryx, Inc., T487 is an orally active small molecule drug candidate that targets a protein involved in the inflammatory response. We commenced a phase 1 clinical trial of T487 in the United Kingdom in healthy volunteers in 2002.

Programs	Status	Key Achievements

Inflammation	IND candidate

We have discovered a series of compounds that inhibit expression of inflammatory response genes in animals. In addition, we have elucidated key gene regulation pathways and discovered numerous proteins involved in inflammatory gene regulation.

Metabolic Disease

Diabetes: T131	Phase 1

T131 is an orally active small molecule drug candidate that binds to the same protein targeted by the insulin sensitizing drugs Actos and Avandia. We commenced a phase 1 clinical trial of T131 in the United Kingdom in healthy volunteers in January 2003.

Lipid disorders	IND candidate	We have identified a series of lead compounds that improve cholesterol profile in animals and discovered regulatory pathways involved in cholesterol metabolism.

Obesity	IND candidate	We have identified compounds with activity in animal models predictive of anti-obesity efficacy.

None of our programs are expected to generate commercially available drugs until at least 2006.

We were incorporated in California in 1991 and reincorporated in Delaware in 1997. Our principal office is located at Two Corporate Drive, South San Francisco, California 94080, and our telephone number is (650) 825-7000.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus and any prospectus supplement, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

We have generated operating losses since we began operations in November 1991. Net losses were $93.8 million in 2002, $48.6 million in 2001 and $43.3 million in 2000. The extent of our future losses and the timing of potential profitability are highly uncertain, and we may never achieve profitable operations. We have been engaged in discovering and developing drugs since inception, which has required, and will continue to require, significant research and development expenditures. To date, we have no products that have generated any revenue. As of December 31, 2002, we had an accumulated deficit of approximately $273.0 million. Even if we succeed in developing a commercial product, we expect to incur losses for at least the next several years, and we expect that our losses will increase as we expand our research and development activities. These losses, among other things, have had and will have an adverse effect on our stockholders’ equity and working capital. If the time required to generate product revenues and achieve profitability is longer than anticipated, we may not be able to continue our operations. We do not anticipate that we will generate product revenues until at least 2006, and we do not anticipate that we will achieve profitability for at least several years after generating material product revenues. If we fail to obtain the necessary capital, we will not be able to fund our operations.

Because our product candidates are in an early stage of development, there is a high risk of failure.

We have no products that have received regulatory approval for commercial sale. All of our product candidates, except T67, are in early stages of development, and we face the risks of failure inherent in developing drugs based on new technologies. None of our product candidates has advanced beyond phase 2 clinical trials. In addition, none of our prospective products, including T67 and T607, are expected to receive regulatory approval and be commercially available until at least 2006.

Our products must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and international regulatory authorities for commercial use. We will need to conduct significant additional research, pre-clinical testing and clinical trials before we can file applications with the FDA for product approval. Clinical trials are expensive, and, typically, there is a high rate of failure for products in development.

In addition, to compete effectively, our products must be easy to use, cost-effective and economical to manufacture on a commercial scale. We may not achieve any of these objectives, and, as a result, we may be unable to successfully market and sell our current or future product candidates. In addition, any of our products may not attain market acceptance. Also, third parties may develop superior products or have proprietary rights that preclude us from marketing our products. If research and clinical testing are not successful or we fail to obtain regulatory approval and market acceptance, we will be unable to market and sell our current and future product candidates.

At any time, we may decide not to continue the development of a product candidate or not to commercialize a product candidate. For example, two of our drug candidates, T67 and T607, operate in a similar manner. Based on results at any stage of clinical trials, we may decide to discontinue development of one or both of these compounds. Additionally, even if clinical results are favorable for both compounds, we may decide to commercialize only one of these compounds.

The progress and results of our animal and human testing are uncertain.

Pre-clinical testing and clinical development are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a single partial response or even a small number of partial responses in cancer patients is not necessarily indicative of success in demonstrating efficacy in phase 2 and phase 3 clinical testing. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

Commercialization of our product candidates depends upon successful completion of clinical trials. We must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrates the safety and efficacy of our products before they can be approved for commercial sale.

Any clinical trial may fail to produce results satisfactory to the FDA. Pre-clinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated. During 2002, we terminated phase 2 clinical trials of our anti-cytomegalovirus drug candidate, T611, and phase 2 clinical trials of our anti-cancer drug candidate, T64.

In addition, the FDA could determine that the design of a clinical trial is inadequate to produce reliable results and require us to revamp the design of the clinical trial or terminate the clinical trial altogether. If we need to revamp a clinical trial or perform more or larger clinical trials than planned, our financial results will be harmed.

In the first quarter of 2003, we expect to initiate a phase 2/3 clinical trial for T67 that will enroll approximately 750 first-line hepatocellular carcinoma (“HCC”) patients. This trial is likely to take several years to complete and contemplates early termination if safety or efficacy data on the first 100 patients is unsatisfactory. The FDA has informed us that if trial results satisfy certain criteria, this one trial could support an application to market T67 for HCC, but additional trials may be necessary. Additionally, the FDA has informed us that it will require additional pre-clinical testing of T67 prior to regulatory approval, and we are in the process of performing this additional testing. Any setbacks in our T67 program could cause a substantial decline in our stock price.

We do not know whether our existing or any future clinical trials will demonstrate safety and efficacy sufficiently to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our products under development will prevent receipt of FDA approval and, ultimately, commercialization of our product candidates.

For additional information concerning the testing of our prospective products, see “Business—Government Regulation” in our Form 10-K for the year ended December 31, 2001.

Delays in clinical testing could result in increased costs to us.

Significant delays in clinical testing could materially impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be revamped or will be completed on schedule, or at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site or delays in recruiting subjects to participate in a study.

In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of such trials and to perform data collection and analysis. As a result, we may face additional delaying factors outside our control if these parties do not perform their obligations in a timely fashion.

While we have not yet experienced delays that have materially impacted our clinical trials or product development costs, delays of this sort could occur for the reasons identified above or other reasons. If we have delays in testing or approvals, our product development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to become profitable will be delayed.

Since there is a narrow therapeutic window between efficacy and toxicity in certain anti-cancer drugs, clinical trials may be terminated at an early stage, and the development of the product candidate may be discontinued.

Two of our four current clinical candidates, T67 and T607, are cytotoxic agents directed to the treatment of cancer. Anti-cancer drugs of this type generally have a narrow therapeutic window between efficacy and toxicity. Because cancer patients are often critically ill and the anti-cancer drugs can be extremely toxic to humans, drug-related deaths and very serious side effects may occur in clinical trials. If unacceptable toxicity is observed in clinical trials, the trials may be terminated at an early stage despite favorable pre-clinical or early clinical results. In addition, if, in clinical trials, the product candidate proves to be too toxic to humans, the development of the product candidate may be completely discontinued.

Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous pre-clinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans in the United States, we must submit and receive approval from the FDA of an investigational new drug application, or IND application. Clinical trials are subject to oversight by institutional review boards and the FDA and:

•	must be conducted in conformance with the FDA’s good clinical practices and other applicable regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•	may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

While we have stated that we intend to file one to two INDs per year over the next several years, this is only a statement of intent, and we may not be able to do so because we may not be able to identify potential product candidates. In addition, the FDA may not approve any IND in a timely manner, or at all.

Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. The safety and efficacy standards that our products must satisfy are rigorous, and the risk of failure is high. Our products may not prove to be safe and efficacious in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing clearance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

For additional information concerning regulatory approval of our prospective products, see “Business—Government Regulation” in our Form 10-K for the fiscal year ended December 31, 2001.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our research and development efforts.

We had approximately 430 employees as of December 31, 2002, including employees of our majority-owned subsidiary, Cumbre Inc. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. Following the departure of our then chief financial officer, Corinne H. Lyle, in February 2003 to pursue other opportunities, we have been engaged in a search to recruit a new chief financial officer. We may not be able to fill that position in the near future. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly-skilled chemists and clinical development personnel. Currently, we do not have employment contracts with any of our management, scientific or development personnel. In addition, we do not carry any “key person” insurance. We are highly dependent on certain of our management, scientific and development personnel. In particular, the loss of the services of David V. Goeddel, our chief executive officer, could impede significantly the achievement of our research and development objectives, our relationships with existing and potential collaborators and the development of our product candidates. If we fail to negotiate additional acceptable collaborations with academic institutions and scientists, or if our existing academic collaborations are unsuccessful, our product development programs may be delayed. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships.

The drug discovery methods we employ are relatively new and may not lead to the development of drugs.

The drug discovery methods we employ based upon the regulation of gene expression are relatively new. We do not know if these methods will lead to the discovery of commercially-viable drugs. Our two cancer product candidates undergoing clinical testing do not act by the regulation of gene expression. There is limited scientific understanding generally relating to the regulation of gene expression and the role of genes in complex diseases, and relatively few products based on gene discoveries have been developed and commercialized by drug manufacturers. Even if we are successful in identifying the pathways that cells use to control the expression of genes associated with specific diseases, these discoveries may not lead to the development of drugs. Furthermore, our drug discovery efforts are focused on a number of target genes, the functions of which have not yet been fully identified. As a result, the safety and efficacy of drugs that alter the expression of these genes have not yet been established. Therefore, drugs we identify that alter the expression of our target genes may be proven unsafe and ineffectual and, as a result, our research and development activities may not result in any commercially-viable products. We expect to in-license or acquire additional product candidates to augment the results of our internal research activities, and in-licensed candidates may not prove to be successful. We have not identified any additional potential product candidates to in-license or acquire, and we may not be successful in identifying potential product candidates in the future.

Currently, all of our corporate collaborations have terms of five years or less and include provisions that allow the other party to terminate on short notice. If we cannot maintain our key current corporate collaborations and enter into new corporate collaborations, our product development could be delayed.

We rely, to a significant extent, on our corporate collaborators to provide funding in support of our research and to jointly conduct some research and pre-clinical testing functions. We have active collaborations with Sankyo Co., Ltd. and the pharmaceutical division of Japan Tobacco Inc. on which we are dependent. The collaboration agreement with Sankyo provides that Sankyo may terminate the agreement after June 10, 2003 for any reason, or at the end of each ensuing year if intellectual property considerations prevent the collaboration from working with the targets being pursued in the collaboration. Either party may terminate the agreement at any time upon a material breach by the other party. The collaboration agreement with Japan Tobacco may be terminated by either party upon a material breach by the other party. The research collaboration may be terminated by Japan Tobacco at the end of the third and fourth years (June 1, 2003 and June 1, 2004, respectively) of the five-year research collaboration, on prior written notice. In both the Sankyo and Japan Tobacco collaborations, each party may elect to terminate its co-development obligations with respect to, and profit-sharing interest in, a given collaboration product upon prior written notice to the other party.

If any of our corporate collaborators were to breach or terminate their agreement with us or otherwise fail to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of the affected product candidates or research programs could be delayed or terminated. We cannot control the amount and timing of resources our corporate collaborators devote to our programs or potential products. In addition, we expect to rely on our corporate collaborators for commercialization of some of our products.

The continuation of any of our partnered drug discovery and development programs may be dependent on the periodic renewal of our corporate collaborations. All of our corporate collaborations have terms of five or fewer years, which is less than the period required for the discovery, clinical development and commercialization of most drugs. Each of our corporate collaboration agreements provides that, upon expiration of a specified period after commencement of the agreement, the corporate collaborator has the right to terminate the agreement on short notice, and each corporate collaboration agreement provides that these terminations do not require cause. Our collaboration with Merck & Co., Inc. was terminated by Merck in March 1999, our collaboration with Sumitomo Pharmaceuticals Co., Ltd. expired in January 2000, our collaboration with Taisho Pharmaceutical Co., Ltd. was terminated by Taisho in March 2000, our collaboration with Knoll AG was terminated in October 2001, our collaboration with the pharmaceutical division of Japan Tobacco on obesity expired in September 2001, our collaboration with the pharmaceutical division of Japan Tobacco on lipid disorders was terminated in April 2002, the research portion of our collaboration with the Roche Bioscience division of Syntex (U.S.A.) LLC relating to inflammation expired in July 2002 and the research portion of our collaboration with Eli Lilly and Company relating to the treatment of blood clots expired in December 2001. Our existing corporate collaboration agreements also may terminate before the full term of the collaborations. Moreover, we may not be able to renew these collaborations on acceptable terms, if at all. If funding from one or more of our corporate collaborations was reduced or terminated, we would be required to devote additional internal resources to product development or scale back or terminate some development programs or seek alternative corporate collaborators.

There have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future corporate collaborators. If business combinations involving our corporate collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our corporate collaborations.

We may not be able to negotiate additional corporate collaborations on acceptable terms, if at all, and these collaborations may not be successful. Our quarterly operating results may fluctuate significantly depending on the initiation of new corporate collaboration agreements or the termination or expiration of existing corporate collaboration agreements.

We expect that our corporate collaborators will fund a smaller percentage of our expenses in the future and that we will be required to independently finance a greater percentage of our expenses than historically.

We expect our net spending on development to increase significantly and that our corporate collaborators will fund a smaller percentage of our expenses than historically. Until recently, our corporate collaboration strategy focused on partnering with pharmaceutical companies to fund our research in the regulation of gene expression. Over the past few years, as our partnered and unpartnered research has led to product candidates, our corporate collaboration strategy has evolved. In addition to seeking collaborations for our research-stage programs, we also seek to enter into collaborations for the development of compounds discovered through our research and development efforts. The timing of these collaborations may be linked to clinical results of our product candidates. Since we expect that our corporate collaborators will fund a smaller percentage of our expenses in the future, we will be required to independently finance a greater percentage of our expenses than historically.

We may not have the resources required to realize the value from our commercialization rights, and if we do not realize value from our commercialization rights, we may not achieve our commercial objectives.

If we do not effectively exploit the commercialization rights we have retained, we may not achieve profitability. In most of our corporate collaborations, we have retained various commercialization rights for the development and marketing of pharmaceutical products, including rights in specified geographical regions. For a description of programs for which we have retained commercialization rights, see “Business—Corporate Collaborations” in our Form 10-K for the fiscal year ended December 31, 2001. We may take advantage of these currently retained rights directly or may exploit retained rights through collaborations with others. The value of these rights, if any, will be largely derived from our ability, directly or with collaborators, to develop and commercialize drugs, the success of which is also uncertain.

The exploitation of retained commercialization rights requires sufficient capital; technological, product development, manufacturing and regulatory expertise and resources; and marketing and sales personnel. We may not be able to develop or obtain these resources in sufficient quantity, or of sufficient quality, to enable us to achieve our objectives. To the extent that we are required to rely on third parties for these resources, failure to establish and maintain our relationships will affect our ability to realize value from our retained commercialization rights. If we seek to commercialize products for which we have retained rights through joint ventures or collaborations, we may be required to relinquish material rights on terms that may not be favorable to us. We do not know whether we will be able to enter into any agreements on acceptable terms, if at all, or whether we will be able to realize any value from our retained commercialization rights.

If our competitors are better able to attract qualified personnel or collaborators, develop, license or acquire proprietary technology that is superior to our technology or develop and market products that are more effective than our product candidates, our commercial opportunity will be reduced or eliminated.

Our commercial opportunity will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates. With respect to our drug discovery programs, other companies have product candidates in clinical trials to treat each of the diseases for which we are seeking to discover and develop product candidates. These competing potential drugs are further advanced in development than are any of our potential products and may result in effective, commercially successful products. Even if we, alone or with our collaborators, are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed.

Our competitors include fully integrated pharmaceutical companies and biotechnology companies with large drug and target discovery efforts and universities and public and private research institutions. We estimate that we have at least twenty competitors in the cancer area, including Bristol-Myers Squibb. Competition for T67 and T607 could include approved tubulin binding drugs, such as Taxol, Taxotere, navelbine, vincristine and vinblastine, and Thymitaq, a systemic chemotherapy that is in phase 3 testing for HCC. We estimate that we have at least twenty competitors in the immune disorders area, including Novartis. There are several drugs approved for the treatment of rheumatoid arthritis and/or psoriasis, such as Enbrel and Remicade, and many therapies in development, such as P38 map kinase inhibitors, that could compete with T487. We estimate that we have at least fifteen competitors in the metabolic diseases area, including Glaxo SmithKline. There are a number of drugs in development that target PPAR(gamma), and there are two compounds targeting PPAR(gamma) already on the market (Actos and Avandia). In addition, companies pursuing different but related fields, such as gene therapy, represent substantial competition.

Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do. In addition, these organizations also compete with us to:

•	attract qualified personnel;

•	attract parties for acquisitions, joint ventures or other collaborations; and

•	license technology that is competitive with the technology we are practicing.

For additional information regarding the competition we face, see “Business—Competition” in our Form 10-K for the fiscal year ended December 31, 2001.

Because it is difficult and costly to protect our proprietary rights, we cannot ensure their protection.

Our commercial success will depend, in part, on obtaining patent protection on our products and successfully defending these patents against third-party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict with certainty the breadth of claims allowed in our patents and other companies’ patents.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	any patents issued to us or our collaborators may not provide a basis for commercially-viable products or may not provide us with any competitive advantages or may be challenged by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our ability to do business.

As of February 1, 2003, we held more than 90 U.S. patents and had more than 100 patent applications pending before the United States Patent and Trademark Office. For some of our discoveries, corresponding non-U.S. patent protection has been received or is pending. Aspects of all of our product candidates that are in clinical trials are covered by issued patents and/or pending applications in the U.S. and key foreign countries. Certain patents that could be material in the event that we successfully commercialize products will expire between the years 2012 and 2020.

We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license any such technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not control the patent prosecution of in-licensed technology and, accordingly, are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology.

We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information.

Our research and development collaborators may have rights to publish data and information in which we have rights. In addition, we sometimes engage individuals, entities or consultants to conduct research that may be relevant to our business. The ability of these individuals, entities or consultants to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. The nature of the limitations depends on various factors, including the type of research being conducted, the ownership of the data and information and the nature of the individual, entity or consultant. In most cases, these individuals, entities or consultants are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information will be imperiled. See “Business—Patents and Other Proprietary Rights” in our Form 10-K for the fiscal year ended December 31, 2001.

Third-party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.

Our commercial success depends in part on not infringing the patents and proprietary rights of other parties and not breaching any licenses that we have entered into with regard to our technologies and products. Because others may have filed, and in the future are likely to file, patent applications covering genes, gene products or therapeutic products that are similar or identical to ours, patent applications or issued patents of others may have priority over our patent applications or issued patents. We are aware of third-party patents in the biopharmaceutical area with broad claims that, if valid, could affect a wide variety of pharmaceuticals, including

T67, T607 and other product candidates that we are pursuing. Patent holders sometimes send communications to a number of companies in related fields suggesting possible infringement, and we, like other biotechnology companies, have received this type of communication, including with respect to the third-party patents mentioned above. In certain instances, we believe that our activities do not infringe the patents at issue, while in other instances we believe that there are legal grounds for challenging the validity of these third-party patents. We have discussed these matters with external patent counsel and, based in part on the advice of such counsel, we are of the belief that certain of these third-party patents are invalid. However, it is possible that a judge or jury will disagree with our conclusions regarding non-infringement or invalidity, and we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. It is not known whether any license required under any of these patents would be made available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to develop, commercialize and sell our products. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our management and financial resources and we may not prevail in any such litigation.

Even if regulatory authorities approve our products or product candidates for the treatment of the diseases we are targeting, the market may not accept our products or our products may not be commercially successful, and we may be unable to achieve profitability.

Even if our product development efforts are successful and the requisite regulatory approvals are obtained, we may not be able to commercialize our product candidates. Our profitability will depend on the market’s acceptance and commercial success of our product candidates. We anticipate that the annual cost of our drug candidates for the treatment under each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market any of our drug candidates for an approved disease because we believe that it may not be commercially successful.

In addition, our products may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Market acceptance of and demand for our products and product candidates will depend on many factors, including the following:

•	cost of treatment;

•	pricing and availability of alternative products;

•	ability to obtain third-party coverage or reimbursement for our products or product candidates to treat a particular disease;

•	relative convenience and ease of administration; and

•	prevalence and severity of adverse side effects associated with treatment.

If any of our products do not achieve market acceptance or are not commercially successful, we may not achieve profitability.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If such milestones are not achieved when we expect them to be, investors could be disappointed, and our stock price may decrease.

We rely on third parties to conduct clinical trials for our drug candidates and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct clinical trials for drug candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. We expect that our phase 2/3 trial for the treatment of HCC with T67 will involve as many as 100 treatment sites and other logistical complexities. We plan to rely on a contract research organization to manage this trial. If third parties in this trial or others do not perform satisfactorily or meet expected deadlines, our clinical trials may be extended or delayed. We may not be able to locate any necessary replacements or enter into favorable agreements with them, if at all. In some cases, we may not be able to obtain regulatory approvals for our drug candidates and therefore may not be able to successfully commercialize our drug candidates for targeted diseases.

If we are unable to contract with third parties to manufacture our products in sufficient quantities and at an acceptable cost, we may be unable to meet demand for our products and lose potential revenues.

Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We will depend on our collaborators or third parties for the manufacture of compounds for pre-clinical, clinical and commercial purposes in their FDA-approved manufacturing facilities. Our products may be in competition with other products for access to these facilities. Consequently, our products may be subject to manufacturing delays if collaborators or outside contractors give other products greater priority than our products. For this and other reasons, our collaborators or third parties may not be able to manufacture these products in a cost-effective or timely manner. If not performed in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products on a timely basis could be impaired or precluded. We may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our products may adversely affect our future profit margin and our ability to commercialize products on a timely and competitive basis. We do not intend to develop or acquire facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

We currently have no sales, marketing or distribution capability. In order to commercialize any products, we must internally develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. We intend to market some products directly and rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market other products. To market any of our products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful and are outside of our control.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors.

The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means will limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that any of our collaborators or we would receive for any products in the future. Further, cost control initiatives could adversely affect our collaborators’ ability to commercialize our products and our ability to realize revenues from this commercialization.

Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers; and

•	other third-party payors.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for any products we discover and develop, alone or with collaborators. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced.

Some of our advisors and directors, including our chief executive officer, have affiliations that may present conflicts of interest that may be adverse to your best interests.

Genentech, Inc. is a potential competitor of ours and may be one of our investors. David V. Goeddel, our chief executive officer and a member of our Board of Directors, is a consultant to Genentech. A. Grant Heidrich, III, chairman of our Board of Directors, also serves on the board of directors of Millennium Pharmaceuticals, Inc. Millennium has publicly disclosed that it is pursuing programs that are competitive with, and may have scientific overlap with, our programs. Edward W. Holmes, M.D., a member of our Board of Directors, also serves on the scientific advisory board of Glaxo SmithKline, which may be pursuing programs that compete with our programs. Additionally, members of our Board of Directors and management serve on the boards of directors of privately held companies that may have programs that are competitive with, and may have scientific overlap with, our programs. As a result of these potential conflicts of interests, these advisors or directors may act in a manner that advances their best interests and not necessarily the best interests of us or our stockholders.

Because our collaboration agreements may allow our collaborators to develop competitive products, conflicts may arise with our collaborators that may result in the withdrawal of support for our product candidates.

If conflicts arise between us and our corporate or academic collaborators or scientific advisors, the other party may act in its self-interest and not in the interest of our stockholders. Some of our corporate or academic collaborators are conducting multiple product development efforts within each disease area that is the subject of the collaboration with us. Generally, in each of our collaborations, we have agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in their withdrawal of support for our product candidates.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop products.

Additional financing will be required in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or us. Together with our majority-owned subsidiary, Cumbre Inc., we have spent $475.1 million since our inception. We expect our operating and capital spending to increase in the future as we expand operations to support the development of new and existing drug candidates. The extent of any actual increases in operating or capital spending will depend on the clinical success of our drug candidates.

We believe that our existing cash and investment securities and anticipated cash flow from existing collaborations will be sufficient to support our current operating plan through the second quarter of 2004. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements depend on many factors that affect our research, development, collaboration and sales and marketing activities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” and in our Form 10-K for the fiscal year ended December 31, 2001.

Raising additional capital by issuing securities or through collaboration and licensing arrangements would cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.

We may raise additional financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to continue developing our products and we may not become profitable.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. We currently carry product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We or our corporate collaborators may not be able to obtain insurance at a reasonable cost, if at all. While under various circumstances we are entitled to be indemnified against losses by our corporate collaborators, indemnification may not be available or adequate should any claims arise.

If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders. Moreover, sales by these stockholders could depress our stock price.

As of December 31, 2002, our directors, executive officers and holders of 5% or more of our outstanding common stock and their affiliates beneficially owned approximately 39.6% of our common stock. Accordingly, they collectively have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

As of December 31, 2002, ZKB Pharma Vision AG (the selling stockholder), a Swiss investment company, owned approximately 20.7% of our outstanding common stock. The registration statement, of which this prospectus forms a part, registers for resale all of ZKB Pharma Vision AG’s shares of our common stock. Any decision by any large stockholder, including ZKB Pharma Vision AG, to sell substantial amounts of our stock could depress our stock price.

Our stock price may be volatile, and your investment in our stock could decline in value.

The market prices for securities of biotechnology companies, including our stock price, have been highly volatile and may continue to be highly volatile in the future. During 2002, our common stock traded between $5.83 and $25.36. The following factors, in addition to other risk factors described in this filing, may have a significant impact on the market price of our common stock:

•	adverse results or delays in clinical trials;

•	market conditions for pharmaceutical and biotechnology stocks generally;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disasters, wars or crises; or

•	period-to-period fluctuations in financial results.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions:

•	establish that members of the Board of Directors may be removed without cause upon the affirmative vote of stockholders owning at least two-thirds of our outstanding capital stock and removed for cause upon the affirmative vote of stockholders owning a majority of our outstanding capital stock;

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;

•	limit who may call a special meeting of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advanced notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings.

We adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

In December 2002, our Board of Directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Pursuant to the terms of the plan, when a person or group, except under certain circumstances, acquires 20% or more of our outstanding common stock or ten business days after commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 20% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. Because the potential acquiror’s rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

The financial results of Cumbre may impact our future operating results.

The financial results of Cumbre Inc., our majority-owned subsidiary, are consolidated with our own. In 2002 and 2001, Cumbre generated net losses of approximately $6.5 million and $1.7 million, which represented approximately 7% and 3% of our consolidated net losses, respectively. While two of our executive officers are on the board of directors of Cumbre and another member of Cumbre’s board of directors is on our Board of Directors, the operating goals of Cumbre are different from our goals. Cumbre is focused on building an infrastructure to support drug discovery, while we are using our existing drug discovery infrastructure to advance drug candidates through the development process. Cumbre’s capital expenditures and operating expenses are expected to grow at a faster rate than ours, which may have a significant impact on our future consolidated operating results. Cumbre’s expected faster growth relates to the costs required to build the infrastructure to support Cumbre’s drug discovery efforts. As of December 31, 2002, Cumbre had options outstanding to purchase 1,274,217 shares of its common stock. Cumbre may issue additional options subsequent to December 31, 2002. These options may dilute our ownership interest in Cumbre.

FORWARD-LOOKING INFORMATION

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by our use of words such as “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “intends,” “estimates” and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve the plans, intentions and expectations discussed in these forward-looking statements. Our actual results may differ materially. We have included important factors in the cautionary statements contained or incorporated by reference in this prospectus that we believe would cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make. You should assume that the information appearing in this prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since then.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of these shares of common stock.

SELLING STOCKHOLDER

We are registering the shares covered by this prospectus on behalf of the selling stockholder named in the table below. We have agreed to register these shares pursuant to the registration rights set forth in Section 4 of the Amended and Restated Registration Rights Agreement, dated as of August 15, 1999, to which Tularik and the selling stockholder are parties. The information provided in the table below with respect to the selling stockholder has been obtained solely from the selling stockholder. The selling stockholder does not hold, nor within the past three years has held, any position, office or other material relationship with us or any of our predecessors or affiliates, except that Peter Sjöstrand, M.D., a former member of the board of directors of the selling stockholder, served as a member of Tularik’s Board of Directors between October 1996 and April 2001, and David V. Goeddel, Tularik’s chief executive officer and a member of Tularik’s Board of Directors, served as a member of the board of directors of the selling stockholder between February 1998 and November 2002. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares, and the shares offered by this prospectus may be offered from time to time by the selling stockholder.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. The percentage of shares owned prior to and after the offering is based on 54,934,638 shares of our common stock outstanding as of December 31, 2002.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offering (1)
Name	Number	Percent		Number	Percent
ZKB Pharma Vision AG (2)	11,358,238	20.7%	11,358,238	0	0%

(1)	Assumes the sale of all shares offered hereby.

(2)	Zurich Cantonalbank holds approximately 70% of the voting rights and approximately 50% of the capital stock of ZKB Pharma Vision AG and may be deemed to have voting or investment control over the shares directly beneficially owned by ZKB Pharma Vision AG.

PLAN OF DISTRIBUTION

The selling stockholder may sell the shares from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price or in privately-negotiated transactions. The selling stockholder may effect these transactions by selling the shares:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	directly to investors;

•	through agents;

•	in a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in at-the-market offerings;

•	with broker-dealers or third parties other than in the over-the-counter market or on an exchange or automated quotation system (including in block sales);

•	on any exchange or automated quotation system on which our common stock is listed, in accordance with the rules of the exchange or automated quotation system;

•	in connection with short sales;

•	in connection with writing call options or in other hedging arrangements;

•	in privately negotiated transactions;

•	in option agreements; or

•	through a combination of any of these methods of sale.

The selling stockholder may also sell shares under Rule 144 or Section 4(1) of the Securities Act, to the extent available, rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with an underwriter, a broker-dealer for the sale of shares through a block trade, a secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

•	the name or names of any agents, underwriters or participating broker-dealer;

•	the purchase price of the securities being offered;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or automated quotation systems on which such securities may be listed.

If the selling stockholder uses underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at varying prices determined at the time of sale, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or their purchasers (as their agents in connection with the sale of securities). A prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The selling stockholder may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriters the nature of any such relationship.

If the selling stockholder offers and sells the shares through a dealer, the selling stockholder or an underwriter will sell the shares to the dealer, as principal. The dealer may then resell the shares to the public at varying prices to be determined by the dealer at the time of resale. The terms of any sales through dealers will be set forth in the applicable prospectus supplement.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business. We and the selling stockholder may enter into agreements with underwriters and dealers under which we and the selling stockholder may agree to indemnify the underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that such underwriters and dealers may be required to make with respect to these liabilities.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in the Nasdaq National Market or other exchange or market in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Permitted stabilizing transactions include bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from another underwriter or a dealer when the securities originally sold by the underwriter or dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

The selling stockholder may enter into derivative or other hedging transactions with financial institutions. These financial institutions may in turn engage in sales of common stock to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. The selling stockholder may also sell shares of common stock short using this prospectus and deliver common stock covered by this prospectus to close out such short positions, or loan or pledge common stock to financial institutions that in turn may sell the shares of common stock using this prospectus. The selling stockholder may pledge or grant a security interest in some or all of the common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if the selling stockholder defaults in the performance of its obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will pay all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may sell all, some or none of the shares offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 145,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value, of which 1,000,000 shares of preferred stock have been designated Series A junior participating preferred stock. As of December 31, 2002, there were 54,934,638 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Dividends are non-cumulative. Upon the liquidation, dissolution or winding up of Tularik, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent our having a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. 1,000,000 shares of preferred stock have been designated as Series A junior participating preferred stock. We have no current plans to issue any of the authorized preferred stock.

Registration Rights

As of the date hereof, holders of approximately 8.6 million shares of common stock, which includes 8,280,000 shares being registered hereunder on behalf of the selling stockholder and shares issuable upon exercise of outstanding warrants to purchase shares of common stock, or their transferees, are entitled to certain rights with respect to registration of those shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense (other than applicable underwriting discounts and commissions), their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration. In addition, the holders of these shares may require us, at our expense (other than applicable underwriting discounts and commissions) and on not more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us at our expense (other than applicable underwriting discounts and commissions) to register their shares on Form S-3, subject to certain limitations.

Anti-Takeover Effects of Provisions of Charter Documents

Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our certificate of incorporation:

•	does not provide for the use of cumulative voting in the election of directors;

•	provides that the authorized number of directors may be changed only by resolution of our Board of Directors; and

•	authorizes our Board of Directors to issue blank check preferred stock to increase the amount of outstanding shares.

Our amended and restated bylaws provide that candidates for director may be nominated only by our Board of Directors or by a stockholder who gives written notice to us no later than 90 days prior nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. Our Board of Directors currently consists of six members, who will be elected at each annual meeting of our stockholders. Our Board of Directors may appoint new directors to fill vacancies or newly created directorships. Our bylaws also limit who may call a special meeting of stockholders.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our securities. We are not subject to Section 203 of the Delaware General Corporation Law.

Rights Plan

In December 2002, our Board of Directors adopted a Stockholder Rights Plan, pursuant to which all stockholders of record as of January 15, 2003 received rights to purchase shares of a newly created series of preferred stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $110.00 per right, subject to adjustment. The rights will generally become exercisable when a person or group, except under certain circumstances, acquires 20% or more of our outstanding common stock or ten business days after commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock. Generally, if a person or group acquires 20% or more of our outstanding common stock, all right holders, except those rights held by the person or group who has acquired or announced an offer to acquire 20% or more of our outstanding common stock, will be entitled to acquire our common stock at a discount. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold to a person or group who has acquired 20% or more of our outstanding common stock, proper provision will be made so that each such holder of a right will thereafter have the right to receive, upon the exercise of the right, shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the right. These rights will expire on January 15, 2013 unless redeemed or exchanged earlier by Tularik.

Our Board of Directors may amend the rights plan without approval of any holders of the rights or redeem the rights prior to the time a person or group acquires 20% or more of our common stock. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to receive a minimum preferential liquidation payment of $100 per share of preferred stock, plus accrued and unpaid dividends, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the shares of common stock. The rights are protected by customary anti-dilution provisions. The preferred shares rank junior to any other series of our preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, National Association. Its address is 161 North Concord Exchange, South St. Paul, MN 55075-1139, and its telephone number is (800) 468-9716.

LEGAL MATTERS

Cooley Godward LLP, Palo Alto, California, will pass upon the validity of the common stock being offered under this prospectus.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock that the selling stockholder is offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities that the selling stockholder is offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and any filings we will make with the SEC under those sections after the effective date of the registration statement but prior to the termination of the offering of the securities covered by this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (File No. 000-28397):

1.	Our annual report on Form 10-K for the year ended December 31, 2001;

2.	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

3.	Our current reports on Form 8-K filed with the SEC on January 9, 2002; March 19, 2002, as amended; October 21, 2002; December 2, 2002; and December 13, 2002; and

4.	The description of our common stock set forth in our registration statement on Form 8-A, (relating to File No. 333-89177) filed with the SEC on December 7, 1999.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Tularik Inc., Attention: Corporate Secretary, Two Corporate Drive, South San Francisco, CA 94080, telephone: (650) 825-7000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

We will bear no expenses in connection with any sale or other distribution by the selling stockholder of the shares being registered hereunder other than the expenses of the preparation and distribution of this registration statement and the prospectus included in this registration statement and any prospectus supplement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates, except for the registration fee.

SEC registration fee	$6,704
Accounting fees and expenses	35,000
Legal fees and expenses	125,000
Printing and miscellaneous expenses	8,296

Total	$175,000

Item 15.    Indemnification of Officers and Directors.

As permitted by Delaware law, our amended and restated certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of duty of loyalty to us or to our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and bylaws further provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation and bylaws covers negligence and gross negligence on the part of indemnified parties.

We have entered into indemnification agreements with each of our directors and certain officers. These agreements, among other things, require us to indemnify each director and officer for certain expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Tularik, arising out of the person’s services as our director or officer, or as the director or officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

An underwriting agreement (Exhibit 1.1) may provide for indemnification by any underwriters of Tularik, our directors, our officers who sign the registration statement and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation. (1)

3.2	Amended and Restated Bylaws. (2)

3.3	Certificate of Designation of Series A Junior Participating Preferred Stock. (3)

4.1	Specimen Common Stock Certificate. (4)

4.2	Form of Rights Certificate. (3)

4.3	Rights Agreement, dated as of December 11, 2002, between Tularik Inc. and Wells Fargo Bank Minnesota, N.A. (3)

5.1	Opinion of Cooley Godward LLP.**

23.1	Consent of Ernst & Young LLP, Independent Auditors.***

23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).**

*	To be filed as an exhibit to a current report on Form 8-K and incorporated herein by reference.

**	Previously filed.

***	Previously filed. An updated consent will be filed by amendment to this Registration Statement after Tularik has filed its annual report on Form 10-K for the year ended December 31, 2002.

(1)	Filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.

(2)	Filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

(3)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on December 13, 2002 and incorporated herein by reference.

(4)	Filed as an exhibit to our registration statement on Form S-1, as amended (File No. 333-89177) and incorporated herein by reference.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Forms S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    That: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on February 28, 2003.

TULARIK INC.

By:	/s/ WILLIAM J. RIEFLIN
William J. Rieflin Executive Vice President, Administration, Acting Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

* David V. Goeddel	Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2003

/s/ WILLIAM J. RIEFLIN William J. Rieflin	Executive Vice President, Administration, Acting Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2003

* A. Grant Heidrich, III	Director	February 28, 2003

* Edward W. Holmes	Director	February 28, 2003

* Edward R. McCracken	Director	February 28, 2003

* Steven L. McKnight	Director	February 28, 2003

* Craig A.P.D. Saxton	Director	February 28, 2003

* /s/ WILLIAM J. RIEFLIN William J. Rieflin Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation. (1)

3.2	Amended and Restated Bylaws. (2)

3.3	Certificate of Designation of Series A Junior Participating Preferred Stock. (3)

4.1	Specimen Common Stock Certificate. (4)

4.2	Form of Rights Certificate. (3)

4.3	Rights Agreement, dated as of December 11, 2002, between Tularik Inc. and Wells Fargo Bank Minnesota, N.A. (3)

5.1	Opinion of Cooley Godward LLP.**

23.1	Consent of Ernst & Young LLP, Independent Auditors.***

23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).**

*	To be filed as an exhibit to a current report on Form 8-K and incorporated herein by reference.

**	Previously filed.

***	Previously filed. An updated consent will be filed by amendment to this Registration Statement after Tularik has filed its annual report on Form 10-K for the year ended December 31, 2002.

(1)	Filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.

(2)	Filed as an exhibit to our quarterly report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.

(3)	Filed as an exhibit to our current report on Form 8-K filed with the SEC on December 13, 2002 and incorporated herein by reference.

(4)	Filed as an exhibit to our registration statement on Form S-1, as amended (File No. 333-89177) and incorporated herein by reference.